UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR HOURLY EMPLOYEES

Page

Financial Statements and Supplemented Schedules:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2007 and 2006	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2007 and 2006	4
Notes to Financial Statements	5-13

Supplemental Schedules:
Schedule of Assets (Held at end of year) (Schedule H, Line 4i) December 31, 2007	14

All other Schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
June 27, 2008

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$31,111,977	$26,612,239
Mutual Funds	37,270,967	32,942,193
Collective Trusts	12,010,715	10,073,326
Totals	80,393,659	69,627,758
Participant loans	1,738,769	1,669,049
Totals – investments	82,132,428	71,296,807
Receivables - Employer contributions	4,179,934	3,549,561
Cash	11,107	-
Net assets available for benefits, at fair value	86,323,469	74,846,368
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(243,810)	-
Net assets available for benefits	$86,079,659	$74,846,368

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$5,326,282	$7,599,462
Dividend and interest income	4,806,412	2,567,282
Totals	10,132,694	10,166,744
Contributions:
Participant	2,514,413	2,330,708
Employer	4,794,490	4,181,833
Totals	7,308,903	6,512,541
Totals	17,441,597	16,679,285
Deductions from net assets attributable to:
Distributions to participants	5,925,229	4,747,308
Other charges	8,120	13,256
Totals	5,933,349	4,760,564
Net increase in plan assets before transfers	11,508,248	11,918,721
Transfers out to other plan	(274,957)	(161,374,671)
Net increase (decrease) in plan assets after transfers	11,233,291	(149,455,950)
Net assets available for benefits:
Beginning of year	74,846,368	224,302,318
End of year	$86,079,659	$74,846,368

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:
The following description of Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). In 1994, the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Effective January 1, 2006, the Plan was renamed Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees. All other hourly employees in Green River, Wyoming are eligible to make pre- and post-tax contributions, receive Company match, and receive the profit sharing contribution.

Employees of the Syracuse, New York plant, whose employment was covered under the terms of a labor agreement between the Company and the United Steelworkers of America, Local 1263, shall not be permitted to share in the allocation of profit sharing contributions or to elect to have basic or additional pre-tax contributions made to the Plan.

Effective July 16, 1998, the definition of regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Lakewood, New Jersey facility. However, these employees were not permitted to share in the Profit Sharing contribution until the Plan year beginning January 1, 2001.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Effective July 1, 2001, a regular employee shall include any nonunion hourly-paid employee of the Company who is employed at the Company’s North Brunswick, New Jersey, Harrisonville, Missouri or Chicago, Illinois facilities. Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until the Plan year beginning January 1, 2002.

Effective January 1, 2002 BioVance Technologies, Inc. was added to the Plan as a participating employer and the definition of a regular employee was amended to include any nonunion hourly-paid employee of the Company who is employed at the Company’s Oskaloosa, Iowa facility. These employees were eligible for pre-tax, and post-tax contributions, and receive Company match and profit sharing on the effective date above.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide Participants and Beneficiaries an ownership interest in the Company.

Effective January 1, 2006, Church & Dwight Virginia Co., Inc. was added to the Plan as a participating employer and the recently organized hourly union employees were added to the definition of Regular Employee. These union employees are eligible for pre-tax, post-tax, Company match and a maximum of a 4% profit sharing contribution regardless of the contribution that is allocated to the rest of the eligible employee population. Employees who are covered under the collective bargaining agreement are no longer eligible for the profit sharing contribution if they are approved for long-term disability.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

Employees at the London, Ohio facility who are members of The United Industrial Service, Transportation, Professional and Government Workers of North America are not and never have been, permitted to share in any allocations of profit sharing contributions and/or matching contributions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Administrative expenses:
Certain administrative costs are paid by the Company.

Contributions:
Participants may elect to make pre- or post-tax contributions of 1% to 6% of compensation (HCE, highly compensated employees, are subject to separate limits), provided, however, that all contributions must be fixed in multiples of 1%. Participants may also elect to make additional pre- and post-tax contributions that are not matched. Effective July 1, 2003 the plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company Match on catch-up contributions. The Company matches an amount equal to 50% of each participant's pre- or post-tax contribution up to a maximum of 6%.

Company matching contributions are invested in Company Stock Fund. Participants specify which investment funds, in increments of 5% that their contributions are invested in, provided that not more than 50% of such contributions are contributed to the Company Stock Fund. Effective January 1, 2007, the Plan was amended to permit Company Match contributions that were previously restricted to investment in the Church & Dwight Co., Inc. Stock Fund for five years to be unrestricted following 3 years of service. Future Company Match contributions are directed to the fund allocation selected by the participant.

As of each December 31, the Company shall make a profit sharing contribution to the fund in such amount, if any, as the Board in its discretion deems appropriate; provided, however, that the minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place.

A participant will specify in which investment fund, in increments of 5%, that the Company’s profit sharing contributions to their account will be invested.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified savings plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Participant accounts:
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:
Participants are fully vested at all times in their pre- or post-tax contributions and rollover contributions. Effective on August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age, or death. Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account is paid out based upon the vesting schedule above.

Participant loans:
A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid ratably through weekly payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of Plan (concluded):

Distributions:
Effective April 1, 2004, all forms of annuity and installment distribution options were removed from the Plan.

Distribution may be taken as a lump-sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

Forfeitures:
Forfeitures of nonvested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2007 and 2006, Company matching and profit-sharing contributions were reduced by $127,896 and $265,633, respectively, for such forfeitures. The amount in the forfeitures account was $392,822 and $407,034 as of December 31, 2007 and 2006, respectively.

Reclassifications:
Certain prior year balances have been reclassified to conform with the current year presentations.

New accounting pronouncement:
In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for plan years beginning after November 15, 2007 and interim periods within those plan years. As of December 31, 2007, management is evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment  Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):
Basis of presentation (concluded):
the terms of the plan. The plan invests in investment contracts through collective trusts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:
Investments in mutual funds are carried at market as determined by Mercer Trust Company (the "Trustee"), based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximates fair value. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of benefits:
Benefits are recorded when paid.

Note 3 - Investments:
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Church & Dwight Co., Inc. common stock	$31,111,977	$26,612,239
Putnam Voyager Fund	-	5,896,778
Putnam Stable Value Fund	12,010,715	10,073,326
T. Rowe Price Blue Chip Growth Fund	6,853,728	-

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments (concluded):

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2007	2006
Company Stock	$7,025,717	$6,192,240
PIMCO Total Return Fund	79,865	(25,750)
George Putnam Fund of Boston	(282,135)	17,772
Putnam Growth and Income Fund	42,174	11,366
Putnam Vista Fund	96,248	124,347
Putnam Voyager Fund	152,040	299,232
Putnam International Equity Fund	(422,878)	588,737
Neuberger Berman Genesis Fund	49,346	(31,431)
Vanguard S&P 500 Index Fund	58,796	160,179
Lord Abbett Mid Cap Value Fund	(232,113)	(2,864)
ING Index Plus Small Cap Fund	(33,135)	(12,610)
T. Rowe Price Blue Chip Growth Fund	671,073	-
Van Kampen Growth & Income Fund	(98,482)	-
Putnam Retirementready Maturity Fund	(9,140)	1,529
Putnam Retirementready 2010 Fund	(44,239)	(3,822)
Putnam Retirementready 2015 Fund	(238,225)	(970)
Putnam Retirementready 2020 Fund	(343,902)	43,566
Putnam Retirementready 2025 Fund	(338,111)	50,327
Putnam Retirementready 2030 Fund	(321,688)	72,972
Putnam Retirementready 2035 Fund	(231,107)	55,293
Putnam Retirementready 2040 Fund	(147,585)	40,246
Putnam Retirementready 2045 Fund	(89,898)	16,389
Putnam Retirementready 2050 Fund	(16,339)	2,714
Totals	$5,326,282	$7,599,462

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2007 and 2006 and for the years then ended:

	2007	2006
Net assets:
Company Stock	$160,704	$107,850
Changes in net assets:
Net appreciation	$35,145	$190,078
Dividends/interest	123	3,533
Employer contributions	143,615	245,234
Transfer to Other Plan	-	(1,928,935)
Terminations and withdrawals	(11,387)	(62,193)
Forfeitures	(26,080)	(21,831)
Transfers to participant – directed investments	(110,408)	(1,109,979)
Loans	(4,136)	(23,013)
Fees and miscellaneous	25,982	21,259
Net increase (decrease)	52,854	(2,685,847)
Balance, beginning of year	107,850	2,793,697
Balance, end of year	$160,704	$107,850

Only the Company matching contributions for those participants with less than three years of service, made to the Company Stock Fund are nonparticipant-directed investments.

Note 5 - Related party transactions:
The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement dated July 1, 1996 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan termination:
The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:
The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8 - Risks and uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2007 financial statements to amounts reported in the 2007 Form 5500:

Net Assets Available for Plan Benefits, per the financial statements	$86,079,659
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	243,810
Net Assets Available for Plan Benefits, per the Form 5500	$86,323,469
Net appreciation in fair value of investments, per the financial statements	$5,326,282
Adjustment from contract value to fair value for full benefit-responsive investment contracts	243,810
Net appreciation in fair value of investments, per the Form 5500	$5,570,092

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
HOURLY EMPLOYEES
EIN #13-4996950
Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$10,814,988	$31,111,977
PIMCO Total Return Fund	Mutual Fund	2,764,170	2,811,848
*George Putnam Fund of Boston	Mutual Fund	2,803,424	2,607,520
*Putnam Vista Fund	Mutual Fund	1,742,596	2,275,193
*Putnam Retirementready Maturity	Mutual Fund	170,418	161,507
*Putnam Retirementready 2010 Fund	Mutual Fund	839,581	781,277
*Putnam Retirementready 2015 Fund	Mutual Fund	2,275,815	2,024,888
*Putnam Retirementready 2020 Fund	Mutual Fund	2,350,412	2,066,303
*Putnam Retirementready 2025 Fund	Mutual Fund	1,937,710	1,649,176
*Putnam Retirementready 2030 Fund	Mutual Fund	1,919,700	1,667,438
*Putnam Retirementready 2035 Fund	Mutual Fund	1,382,378	1,197,168
*Putnam Retirementready 2040 Fund	Mutual Fund	888,320	770,766
*Putnam Retirementready 2045 Fund	Mutual Fund	492,066	413,740
*Putnam Retirementready 2050 Fund	Mutual Fund	144,702	129,698
ING Index Plus Small Cap Fund	Mutual Fund	191,997	152,421
*Putnam Stable Value Fund	Collective Trusts	11,766,905	12,010,715
*Putnam International Equity Fund	Mutual Fund	3,763,161	4,170,930
Neuberger Berman Genesis Fund	Mutual Fund	2,001,652	2,234,719
Vanguard S&P 500 Index Fund	Mutual Fund	1,343,365	1,620,130
Lord Abbett Mid Cap Value Fund	Mutual Fund	1,506,009	1,393,341
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	6,232,890	6,853,728
Van Kampen Growth & Income Fund	Mutual Fund	2,396,750	2,289,176
		59,729,009	80,393,659
Participant loans (various maturity dates, with interest rates ranging from 5.0% to 9.25%)	Loan	-	1,738,769
Totals		$59,729,009	$82,132,428

* Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Hourly Employees

Date:	June 27, 2008	By:	Gary P. Halker
		Name:	Gary P. Halker
		Title:	Vice President, Finance and Treasurer
Church & Dwight Co., Inc.